

HERITAGE COMMERCE CORP

Annual Meeting of Shareholders
May 27, 2010

Member FDIC
Equal Housing Lender

Forward Looking Statement Disclaimer

This presentation is intended to be used by Heritage Commerce Corp (“HTBK”, “Heritage” or the “Company”) management. Information contained in this presentation is being shared on a confidential basis strictly with parties who have previously entered into a confidentiality agreement with HTBK. This presentation is subject to the terms and conditions of the confidentiality agreement. This presentation contains certain “forward-looking statements” that are subject to risks, uncertainties and other factors that could cause actual results and shareholder values to differ materially from those projected. These factors are discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 under “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” in Part 1A and its subsequent reports filed on Form 10-Q and Form 8-K. The Company does not undertake any obligation to update or revise any forward-looking statements, whether to reflect new information, future events or otherwise, except as required by law. No express or implied representations or warranties as to the accuracy or completeness of any of the information in this presentation are being made, and HTBK expressly disclaims any and all liability for any errors or omissions herein or relating to or arising from the use of the information contained herein. All financial data in this presentation is for HTBK and its subsidiary, Heritage Bank of Commerce, on a consolidated basis, unless otherwise indicated. All financial data dated as of March 31, 2010 is unaudited.

Heritage Profile

- **Heritage Bank of Commerce was founded in 1994 as a community business bank headquartered in San Jose, CA**

- **Relationship Banking Strategy**
  - A community business bank that offers a full range of banking services to small to medium sized businesses and their owners, managers and employees

- **Core Clientele**
  - Closely held businesses that are small to medium in size
  - Professionals
  - High net worth individuals

- **Specialty Expertise**
  - SBA lending and loan sales
  - Cash management
  - Non-profit organizations
    - Education
    - Churches
  - Homeowner associations
  - Commercial property and asset management



HERITAGE
COMMERCE CORP

Heritage Snapshot

Heritage Bank of Commerce – 10 Branches



Marin
San Francisco
San Mateo
Walnut Creek
Contra Costa
Danville
Pleasanton
Alameda
Fremont
Mtn. View
Los Altos
San Jose
Santa Clara
Los Gatos
Morgan Hill
Santa Cruz
Gilroy

- **Financial Highlights 12/31/09:**

Total Assets	$1.4	billion
Total Loans	$1.1	billion
Total Deposits	$1.1	billion
Total Stockholders' Equity	$172.3	million
CPP Preferred	$38.2	million
Tangible Common Equity	$87.3	million
TCE/TA	6.63%	
Leverage Ratio	10.05%	
Tier 1 RBC Ratio	11.59%	
Total RBC Ratio	12.86%	
Loans/Deposits	98.24%	
Yield on Earning Assets(1)	4.69%	
Cost of Funds(1)	1.14%	
Net Interest Margin(1)	3.61%	
Efficiency Ratio(1)	75.77%	
Net Loss(2)	($12.0)	million

(1) *For the quarter ended 12/31/09.*
(2) *For the year ended 12/31/09.*

HERITAGE COMMERCE CORP

NPA & Net Charge-Off Composition



Land & Construction 52%
OREO 4%
SBA 8%
CRE 15%
C & I 21%



Land & Construction 41%
SBA 3%
CRE 5%
HELOC 3%
Consumer 10%
C & I 38%

Nonperforming Asset Composition

- NPAs = $64.6mm at 12/31/09

Net Charge-off Composition

- NCOs = $30.2mm in 2009

Source: Company Filings

HERITAGE COMMERCE CORP

Market Share

- **Attractive footprint of 10 branch locations in the San Francisco East Bay Area & Silicon Valley**
- **Ranks fourth in its market[(1)] amongst Independent Community Banks headquartered in the San Francisco Bay Area**

Top Ten Regional Banks

2009 Rank	Bank	Branch Count	Deposits in Market ($000)
1	Silicon Valley Bank	2	6,091,660
2	The Mechanics Bank	24	2,029,209
3	Fremont Bank	22	1,680,917
4	**Heritage Bank of Commerce**	**10**	**1,172,072**
5	United Commercial Bank	9	1,082,759
6	Bridge Bank, N.A.	2	708,413
7	Private Bank of the Peninsula	1	245,836
8	Bank of Alameda	6	217,793
9	Westamerica Bank	8	202,530
10	First Community Bank	2	162,923

Top National Franchises

2009 Rank	Bank	Branch Count	Deposits in Market ($000)
1	Wells Fargo & Co. (CA)	169	29,259,129
2	Bank of America Corp. (NC)	144	26,893,633
3	JPMorgan Chase & Co. (NY)	97	8,497,546
4	Citigroup Inc. (NY)	64	7,224,675

Totals for Market [(1)]

Branch Count	Deposits in Market ($000)
886	109,837,157

(1) Market refers to Alameda, Contra Costa, and Santa Clara counties. Source: SNL Financial as of June 30, 2009.

HERITAGE COMMERCE CORP

Attractive Deposit Base

Q4 2009

Total Deposits: $1.09 Billion


CDARS
4%
Brokered Deposits
16%
DDA Noninterest Bearing
24%
Time Deposits, $100K & over
12%
Time Deposits, under $100K
4%
DDA Interest Bearing
14%
Savings and Money Market
28%

- Average Cost of Deposits: 0.99%

HERITAGE COMMERCE CORP

Core Deposits and Net Interest Margin



Core Deposits/Avg. Assets – Heritage Bank of Commerce
75.0%
72.5%
70.0%
67.5%
65.0%
62.5%
60.0%
2005
2006
2007
2008
2009
Q1 2010

- Heritage Bank of Commerce has a higher proportion of core deposits to average assets than its peers, per the Uniform Bank Performance Report
- These valuable deposits drive lower interest expense



Net Interest Margin – Heritage Commerce Corp
4.00%
3.75%
3.50%
3.25%
3.00%
2.75%
2.50%
Q4 2008
Q1 2009
Q2 2009
Q3 2009
Q4 2009
Q1 2010

- In a higher interest rate environment, Heritage's portfolio of low and noninterest deposits will be increasingly valuable

HERITAGE COMMERCE CORP

Loan Portfolio



C & I
40%
Consumer &
HELOC
6%
Land &
Construction
17%
Other
Real
Estate
1%
CRE -
Owner
Occupied
20%
CRE -
Investor
Properties
16%

Gross Loan Portfolio: $1.07 Billion

- Average Yield on Loans: 5.06%
- Land and Construction loans down from peak of $257 million at December 31, 2008 to $183 million at December 31, 2009, and $154 million at March 31, 2010

HERITAGE COMMERCE CORP

2010 / 2011 Outlook

- Marginal economic improvement in 2010 in Bay Area due to little employment growth
- Accelerating economic improvement in 2011 in Bay Area as employers begin hiring more aggressively
- Interest rates begin upward trend in 2011
- Opportunities for organic growth accelerate due to improving economy in 2011
- Opportunities for growth due to industry consolidation accelerates in the Bay Area as a result of board and management fatigue at small banks in 2011

HERITAGE COMMERCE CORP

2010 Tactical Initiatives

- **Reduce problem assets**
- **Return to profitability by increasing margin, reducing loan losses and reducing costs**
- **Retain key people so bank remains in position to accelerate organic growth as economy improves**
- **Continue to improve capital ratios so bank is in position to benefit from opportunities resulting from improving economy and industry consolidation in 2011 and 2012**

HERITAGE COMMERCE CORP

Contact Information


HERITAGE

Walter T. Kaczmarek
President and Chief Executive Officer
408.494.4500

Dan T. Kawamoto
Executive Vice President
Chief Administrative Officer
408.534.4935

Lawrence D. McGovern
Executive Vice President
Chief Financial Officer
408.494.4562

Raymond Parker
Executive Vice President
Banking Division
408.494.4534

Corporate Headquarters
150 Almaden Boulevard
San Jose, CA 95113

NASDAQ: HTBK

HERITAGE COMMERCE CORP